Goodwin Procter LLP Counselors at Law Three Embarcadero Center 24th Floor San Francisco, CA 94111 415.733.6000
May 5, 2009
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attn: John L. Krug

Re:	AVANIR Pharmaceuticals, Inc. Registration Statement on Form S-3 Filed April 21, 2009 File No. 333-158665
Dear Mr. Krug:
     We are submitting this letter on behalf of AVANIR Pharmaceuticals, Inc. (the “Company”) in response to the comments of the Staff of the Securities and Exchange Commission set forth in your letter dated April 27, 2009 (the “SEC Comment Letter”) regarding the Company’s Registration Statement on Form S-3 filed on April 21, 2009 (the “Registration Statement”). We are filing herewith Amendment No. 1 to the Registration Statement, the sole purpose of which is to amend Part II of the Registration Statement to file certain exhibits.
     The response set forth below contains the Staff’s sole comment, set off in bold type, with the Company’s response following.
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Form S-3
1.	It appears the Form 10-Q for the period ended December 31, 2008 was not filed timely with the Commission. Accordingly, absent a grant of waiver, it appears you are not eligible to use Form S-3. Please amend your registration statement on the appropriate form or provide a detailed analysis concerning why you believe you are eligible to use Form S-3. We may have additional comments.
Response: The Company acknowledges the Staff’s comment and respectfully notes that the Form 10-Q for the period ended December 31, 2008 (the “Form 10-Q”) was timely filed with the Commission. Because the Company is a non-accelerated filer, the due

John L. Krug
May 5, 2009

date for filing the Form 10-Q was 45 days after the end of the fiscal quarter, or February 14, 2009. Pursuant to Rule 0-3 promulgated under the Securities Exchange Act of 1934, because the filing due date of February 14, 2009 fell on a Saturday, the filing became due on the next business day, which normally would have been Monday, February 16, 2009. However, Monday, February 16, 2009, was President’s Day, a federal holiday, and the Commission was closed and not accepting EDGAR filings. As a result, the first business day after February 14, 2009 on which the Form 10-Q could be filed was Tuesday, February 17, 2009, the date on which the Company actually filed the Form 10-Q. Accordingly, we therefore respectfully submit that the filing of the Form 10-Q was timely.
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     Any comments or questions regarding the foregoing should be directed to the undersigned at (415) 733-6000. Thank you very much for your assistance with this matter.

Very truly yours,
/s/ Ryan Murr

Ryan Murr

cc:	Keith A. Katkin